POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Change in the Share Numbers of POSCO’s Largest Shareholder

.EX-99.1

Change in the Share Numbers of POSCO’s Largest Shareholder

We hereby inform you the change in the share numbers of POSCO’s largest shareholder according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act as follows:

As of December 31, 2008, National Pension Service has increased the number of POSCO’s shares from 3,757,208 (4.30% of the company’s outstanding shares) to 5,516,535 (6.33% of the company’s outstanding shares) based on the shareholders’ registry book.